UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: June 2011

Commission File Number:  001-33416

OceanFreight Inc.
(Translation of registrant’s name into English)

80 Kifissias Avenue, Athens 15125, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is the press release of OceanFreight Inc. (the “Company”) dated June 15, 2011: OceanFreight Inc. Announces the Results of its 2011 Annual General Meeting of Shareholders.

This Report on Form 6-K and the Exhibit 99.1 hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-160784) as filed with the Securities and Exchange Commission (the "Commission") and declared effective on September 25, 2009 and the Company's Registration Statement on Form F-3 (File No. 333-164306) as filed with the Commission and declared effective on January 21, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANFREIGHT INC.

(Registrant)

Dated:  June 16, 2011

By:

/s/ Anthony Kandylidis

Anthony Kandylidis

Chief Executive Officer

Exhibit 99.1

OCEANFREIGHT INC. ANNOUNCES THE RESULTS OF ITS 2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS

June 15, 2011 - Athens, Greece - OceanFreight Inc. (NASDAQ: OCNF) (the “Company”), a global provider of seaborne transportation services for both drybulk and energy commodities, today announced the official results of its 2011 Annual General Meeting of Shareholders, held on June 15, 2011 at 10:00 a.m. local time at the Company’s offices in Athens, Greece.  The following proposals were approved by the Company’s shareholders:

1.

the election of one Class A Director to serve until the 2014 Annual General Meeting of Shareholders;

2.

the approval of an amendment to the Company’s Amended and Restated Articles of Incorporation to effect a reverse stock split of the Company’s issued and outstanding shares of Class A common stock by a ratio of not less than one-for-three and not more than one-for-twenty, with the exact ratio to be set at a whole number within this range to be determined by the Company’s board of directors in its discretion, and the authorization of the Company’s board of directors to implement the reverse stock split at any time prior to the date of the Company’s 2012 Annual General Meeting of Shareholders by filing such amendment with the reverse stock split ratio as determined by the Company’s board of directors; and

3.

the ratification of the appointment of Ernst & Young (Hellas), Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2011.

About the Company

OceanFreight Inc. is an owner and operator of drybulk vessels that operate worldwide. OceanFreight owns a fleet of eleven vessels, comprised of six drybulk vessels (four Capesize and two Panamaxes) and five newbuilding Very Large Ore Carriers (VLOC) with a combined deadweight tonnage of about 1.9 million tons.

The Company’s common stock is listed on the NASDAQ Global Market where it trades under the symbol “OCNF.”

Visit our website at www.oceanfreightinc.com.

Investor Relations/Media: Nicolas Bornozis Capital Link, Inc. (New York) Tel: +1-212-661-7566 E-mail: oceanfreight@capitallink.com